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                               MAITLAND & COMPANY
                             Barristers & Solicitors
           Suite 700, 625 Howe Street, Vancouver, BC  Canada   V6C 2T6
                  Phone: (604) 681-7474     Fax: (604) 681-3896
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April 14, 2000


FILED VIA EDGAR
Accession Number:  0001062993-99-000042

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention:     Jeffrey Riedler
---------
               Assistant Director

Re:     Immune Network Research Ltd. (the "Company")
        Registration Statement on Form 20-F
        Your File No. 0-27883

Dear Sirs:

We have reviewed with the Company the comments made in your letter dated December 17, 1999 and in response the Form 20-F has been revised. Please note that the corporate disclosure has been updated to February 29, 2000 and financial disclosure has been updated to include the nine month period ended September 30, 1999. We respond to your comments in the same format:

GENERAL
-------

1. Technical information and ideas throughout the Form 20-F have been simplified by defining terminology and rewording technical descriptions so that they may be understood by readers that do not work in the pharmaceutical research industry.

2. Numerical footnotes have been inserted at the bottom of the applicable pages.

Special Note Regarding Forward Looking Statements, Page 5
---------------------------------------------------------

3.  The inapplicable reference has been deleted.

Business of the Company, Page 8
-------------------------------

4. The word "important" has been removed from the first line of the first paragraph under this heading.

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Page 2


5. Statements regarding the Company's focus have been clarified to reflect the focus on the development of new drugs while applying an accelerated development and divestiture model.

6.  The requested sentence has been deleted.

Projects, Page 11
-----------------

7. The term "proof of concept", together with reference to both Skye Boat and Inexsis, has been removed from the table.

Aids Project, Pages 11 and 12
-----------------------------

8. The terms "immunoglobulin monoclonal antibody" and "anti-idiotypic" have been defined in the glossary and to some extent within the text where they are used.

Asthma Project, Page 13
-----------------------

9. As requested, the information on the nature of the asthma project which was previously located at the end of the section has been relocated to the second paragraph.

10. The term "etiology" has been removed from the text, accordingly no definition is required.

Markets, Page 16
----------------

11. Information regarding competing companies has now been disclosed in the requested sections.

12. The term "monoclonal" is defined in the glossary under "monoclonal antibodies". It has also been defined prior to the section referred to in your letter, in the second paragraph under "AIDS Project (1F7)".

Conflicts of Interest, Page 24
------------------------------

13. Certain directors and officers of the Company also serve as officers or directors of other biotechnology companies. However, these other companies are developing drugs for completely different diseases and cannot be considered competitors to the Company. Accordingly, the requested disclosure is not relevant and has not been inserted.

Competition and Agreements With Other Parties, Page 25
------------------------------------------------------

14. The risks have been separated into two sections, "Competition" and "Agreements with Other Parties."

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Page 3

Patents, Permits and Licenses, Page 25
--------------------------------------

15. There have been no patent infringement claims made by or against this company. This statement has now been included in this section.

Dividends, Page 27
------------------

16. There is risk associated in that an investor will only realize an economic gain on his investment from an appreciation in the price of the stock. The information in this section has been revised to reflect this.

Forward Looking Statements, Page 27
-----------------------------------

17. Please see our reply in item 3 above.

Year 2000 Concerns
------------------

18. Year 2000 concerns have been removed from the Form 20-F disclosure as this is no longer considered to be a material risk factor.

19. Please see item 18 above.

Selected Financial Data, Page 31
--------------------------------

20. We note for your information the difference between share capital under U.S. GAAP and Canadian GAAP at September 30, 1999 is higher than at December 31, 1998 by the stock based compensation for the period ended September 30, 1999.

21. The discussion of the escrowed shares has been revised. Note 14 to the audited financial statements has been amended to provide a table detailing the calculation of earnings per share. As noted therein, the escrowed shares are excluded from the calculation of basic loss per share for U.S. GAAP purposes. Fully diluted loss per share is not presented as the effects of the common shares issuable upon the exercise of stock options and the effect of including escrowed shares in the calculation is anti-dilutive. There is no further additional useful information regarding the Escrow Agreement to be disclosed.

Item 9.  Management's Discussion and Analysis of
         Financial Condition and Results of Operations, Page 34
         ------------------------------------------------------

22. The Company determined that its capital assets consisting of laboratory and office equipment assets were no longer necessary in view of its contract with ImmPheron, Inc. The Company recognized a loss on the disposition of $4,673. Disclosure under the "Year Ended December 31, 1998" has been revised to reflect the foregoing.

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Page 4

    The Company did not have material commitments for capital expenditures as at December 31, 1998 and at September 30, 1999.

23. The Company is currently negotiating with the University of British Columbia on a license agreement, and due to the competitive and confidential nature, it is not in a position to provide further information.

    The Company is required under the joint venture agreement with Bridge Pharma, to provide funding up to US$2 million, on an as needed basis, over a period of two years. The Company intends to fund the program from proceeds of the recently completed brokered private placement referred to in the revised Form 20-F.

Results of Operations

Six Month Period Ended June 30, 1999, Page 35
---------------------------------------------

24. As noted above, this information has been replaced with disclosure of the nine month period ended September 30, 1999, which provides expanded disclosure under this section regarding the Company's research and development expenditures during this period and the comparable period of the nine months ended September 30, 1998.

25. This section has been updated to include the reasons for the significant increase in general and administrative expenses from the nine months ended September 30, 1998 to the nine months ended September 30, 1999.

Year Ended December 31, 1998, Page 36
-------------------------------------

26. The amounts expended on research activities in 1998 and 1997 have been revised to agree with the amounts disclosed on the audited Statements of Operations.

27. The disclosure has been expanded to discuss the causes of any material changes in Statement of Operations line items for year ended December 31, 1998.

28. The disclosure has been expanded to discuss the causes of any material changes in Statement of Operations line items for year ended December 31, 1997, December 31, 1996, and all interim periods presented.

Year Ended December 31, 1997, Page 36
-------------------------------------

29. The disclosure has been revised to provide additional information. For your information, the amount of the write-down in 1996 was based on the best estimate of cash proceeds to be received at that time. In 1997, the final cash proceeds amount was finalized at an amount less than the original estimate resulting in a further write-down.

Year Ended December 31, 1996, Page 37
-------------------------------------

30. The disclosure has been revised to provide additional information.

31. Administrative expenses in 1996 have been revised to agree to the amount disclosed in the audited Statement of Operations.

Item 9A, Market Risk, Page 37
-----------------------------

32. The loan payable to a stockholder is only $50,000 (Cdn.) and therefore not material. The Form 20-F disclosure has been revised accordingly.

Item 17, Financial Statements
-----------------------------

33. Interim financial statements in accordance with Rule 3-19(c) of Regulation S-X have been disclosed. We submit that the disclosure in Selected Financial Data meets the requirements of Form 20-F, Item 8, Instruction 7.

34. Rule 3-04 of Regulation S-X permits either note or statement presentation as to changes in stockholder's equity (share capital). The changes in stockholder equity are disclosed in Note 9 to the audited financial statements.

35. The financial statements have been revised to include as a separate section in the Auditor's Report "Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Difference". Note 1(a) to the financial statements includes disclosure relating to "going concern" which is prepared in accordance with Canadian GAAP and, accordingly, no additional disclosure is required.

36. Note 2 has been revised to include Note 2 d) as a policy note for the treatment of research costs and Note 2(e) as a policy note for the treatment of advertising expenses. In accordance with Canadian GAAP the Company expenses all advertising costs and, accordingly, there is no Canada-U.S. GAAP difference. With respect to research and development, since the Company has not capitalized any such costs under Canadian GAAP, there is no Canada-U.S. GAAP difference to date.

37. Intellectual property refers to the exclusive license granted to the Company by the San Diego Regional Cancer Centre for the technology generally characterized as "Antibody 1F7" and described in U.S. Patent Application Number 07/848,327 entitled" an anti-idiotypic anti-body and its use in diagnosis and therapy in HIV disease (the "Technology"). The Agreement provides the Company with the exclusive license to use and sub-license the Technology and to make or have made licenced products and to market, distribute and sell licensed products worldwide. The exclusive agreement went into effect in April of 1993 and is to continue in effect for a period of time which is the later of 17 years from April of 1993 or until the last remaining patent rights expire.

    The 20 year amortization ( 17 years for patents) was chosen by then current management to reflect several factors including the long development cycle of drug development, no known competition in the particular area and the uniqueness of the technology. Management recognized the considerable diversity in practice for amortization periods but believed the 20 year amortization period was supported by the contractual terms of the license agreement.

    The Company's management changed in May 1999. Current management has reviewed the current exposure draft on business combinations and the comments therein with respect to amortization periods of intangible assets and considered current industry practice. Accordingly, in the fourth quarter of fiscal 1999, management determined that it would change the estimated of the useful life amortization period of the technology and patents on a prospective basis to the remaining five year estimated life. Management intends that any future additions to technology and patents will be amortized over the estimated useful life not exceeding five years.

38. See the response for item 37 above regarding the amortization policy and the change in management.

39. The accounting policy note has been amended to state the method of determining an impairment in value as follows - "Management continually evaluates whether circumstances have occurred indicating the remaining estimated useful life of intangible assets may warrant revision, or may not be recoverable. If management subsequently determines that successful development of products to which the intangible assets relate is not reasonably certain, or that intangible costs exceed recoverable value based on estimated future net cash flows, such costs are charged to operations". Note 2(b) has been amended to reflect this disclosure. We believe this approach will not give rise to any material variations from SFAS 121.

40. Note 2(c) has been revised to disclose the effect of shares held in escrow on earnings per share. Further disclosure is provided in a table attached to
    Note 14.

41. Note 5 has been revised to include a brief description of the intellectual property sold to a shareholder. (See also items 29 and 30). We believe that additional disclosure in the financial statements would not provide any meaningful additional information to the investors. However we are providing the information below for your clarification. Specifically, the intellectual property disposed of in 1997 is as follows:

    Patent applications:

    * Co-Selection and Immune System Activation Methods for Modifying T-Cell Repertoire of the Immune system, Filed in the United States under Serial Number 487,577.

    * Elimination of HIV Specific T-Cells. Inverse Skewing of the T-Cell Repertoire for Therapy and Prevention of Disease, filed in the United States under Serial Number 454,653.

    Intellectual property:

    * Method of stabilizing immune systems for the purpose of prevention and therapy disorders associated with immune system dysfunction as more particularly described in U.S. Patent No. 5,230,887 issued July 27, 1993 entitled "Antivaccines for Prevention of Autoimmune Diseases" and U.S. CIP Application Serial number 6529,331 entitled "Immune System Stabilizers for Prevention and Therapy of Disorders Associated with Immune System Dysfunction".

42. The Company was not engaged in any joint ventures as at December 31, 1998. The reference in Note 6 of the audited financial statements to a joint venture is incorrect and has been modified to properly refer to the agreement as a research agreement. Accordingly, no joint venture accounting is appropriate.

    The "Description of Business" in Item 1 of the Form 20-F has been updated to remove references to "internet joint ventures" as discussed in item 51 below.

    The Bridge Pharma joint venture did not commence operations until October 1999 and, accordingly, has no accounting impact on the financial statements presented.

43. Note 1 and Note 9 have been revised to clarify the business combination transaction which occurred in 1996. The business combination is considered a reverse acquisition of Bobby Cadillac's Food Corporation ("BCFC"), one of the Company's predecessors, by Immune Network Research Ltd. ("INR"), the other predecessor, and a recapitalization of INR. Accordingly, the financial statements presented are a continuation of the financial statements of INR and reflect the accounts of INR at their historical carrying costs. The business combination resulted in the acquisition of net monetary liabilities of $19,930 which have been charged to the deficit. Note 9 more clearly discloses the Company's share transactions.

44. (a) The "Greenshoe Option" was an option granted to the underwriter which permitted the underwriter to purchase an over-allotment of up to a specific number of common shares of the Company in the event the underwriter sold more shares than stipulated in the underwriting agreement. The presentation in Note 9 has been amended to address this fact.

    (b) Please refer to the revised Note 9 and the explanation under Item 21 regarding escrow shares. The escrow requirement was prescribed by the policies of the Vancouver Stock Exchange (now the Canadian Venture Exchange).

    (c) The corporate finance fee of $15,000 was paid to the Genesis Group by way of the issuance of 55,556 common shares at Cdn$0.27 per share. The Finders fee of $135,972.81 was paid to L.F. Anderson by way of the issuance of 503,603 common shares at Cdn$0.27 per share. Neither party is related to each other or the Company. The fees were accounted for as a reduction of share capital and are disclosed as a reconciling item between U.S. and Canadian GAAP in Note 14(e) (see item 48 below).

45. Please refer to the revised Note 1 and Note 9.

46. Please refer to the revised Note 1 and Note 9.

47. Please refer to the revised Note 1 and Note 9. The escrowed shares were held by principals of INR; these persons continued to hold escrow shares following the amalgamation. Since the amalgamation is a continuation/ recapitalization, the shares in escrow had no accounting consequence. We understand, however, for U.S. GAAP purposes that upon future release of those shares in escrow relating to individuals involved in management, a compensation amount will be required to be recorded.

48. Please refer to the revised presentation in Note 1. The business combination is considered a reverse acquisition of BCFC by INR and a recapitalization of INR. Accordingly, the financial statements presented are a continuation of the financial statements of INR and reflect the accounts of INR at their historical carrying costs. The business combination resulted in the acquisition of net monetary liabilities of $19,930 which have been charged to the deficit.

    The financial statements have been revised to include Note 14(e) which describes the Canada - U.S. GAAP difference relating to costs incurred in connection with the reverse acquisition. For your purposes, it has been provided that the amount expensed for U.S. GAAP purposes of $155,875 comprises the net liability amount of $19,930 plus the costs of acquisition of $150,973 less the cash acquired of $15,028 all as described in Note 1(b) to the financial statements.

49. The presentation in Note 1 and Note 9 and the footnote on page 33 of the Form 20-F has been revised. The net monetary liabilities acquired have been charged to the 1996 deficit. As the amount would have been expensed for U.S. GAAP purposes, no reconciling item is required.

50. The presentation in Note 1 and Note 9 has been revised. The transaction costs incurred in connection with this transaction were charged to share capital. As these costs would have been expensed for U.S. GAAP, Note 14 has been revised to disclose these costs as a reconciling item between U.S. and Canadian GAAP.

51. The "Description of Business" in Item 1 of the Form 20-F has been updated to remove references to "internet joint ventures", as discussed in item 42 above and based on the following:

    On August 17, 1999, the Company entered into a memorandum of agreement to develop online health and fitness services ("MMB"). This memorandum of agreement was terminated on December 1, 1999 and on December 13, 1999 the Company made a minority investment in MMB. No revenues had been earned nor any expenditures incurred to date.

    On August 23, 1999, the Company entered into a memorandum of agreement to develop educational and entertaining computer software. On January 21, 2000, the Company transferred its 50% right and interest in the project to the other party to the memorandum of agreement in exchange for a minority equity interest in that company. No revenues had been earned to that date and expenditures of approximately Cdn.$15,000 had been incurred up to September 30, 1999 and were expensed. Due to the relative insignificance of the expenditures, we do not believe additional disclosure is required.

    The equity investments will be recorded as portfolio investments.

52. Note 14 has been amended to include a reconciliation between the weighted average number of shares used to calculate loss per share under U.S. GAAP to that figure used to calculate the loss per share under Canadian GAAP.

53. Pursuant to Item 17 of Form 20F, paragraph (2)( c)(ii), foreign private issuers are permitted to present material variations in balance sheet items using a restated balance sheet. We respectfully submit that the disclosure provided in Note 14 complies with this requirement.

54. The audited financial statements have been amended to include information regarding the deficit since inception. There are no further reconciling items between U.S. GAAP and Canadian GAAP.

55. Note 14 has been amended to provide a statement of cash flows under U.S. GAAP. We respectfully submit that the disclosure in Note 14 complies with the requirement under Item 17 ( c) (iii) to Form 20-F.

General
-------

Accompanying this response letter is the Company's pre-effective amended Form 20-F, completed with revised and updated financial statements and appropriate exhibits attached. You will note that certain of the exhibits attached are in redacted form with confidential information intentionally omitted. The full text of these redacted agreements is being filed separately with the Securities and Exchange Commission as part of an Application for an Order Granting Confidential Treatment pursuant to Rule 406, concurrently with this EDGAR filing.

We trust you will find the foregoing and enclosed to be in order. Should you have any further questions or require additional information, please do not hesitate to contact the writer.

Yours truly,

MAITLAND & COMPANY

Per:   /s/ RONALD G. PATON

Ronald G. Paton
/kaw
encls.

cc:   Immune Network Research Ltd.
      Attention:  Dr. Allen Bain
cc:   Cheryl Archambault
cc:   Ernst & Young
      Attention: Dennis Bettiol

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